EXHIBIT 99.1

March 7, 2016

Dear Shareholders:

Greetings and welcome to our 2015 Electro-Sensors Annual Report. The year has certainly flown by and spring is once again in the air. And while the return of the new season is rather predictable, it is likely one of the few things that remained predictable over the past year. On a global scale, the year was characterized by accelerating uncertainty on many fronts, and in some cases, borderline chaos. Tumultuous stock markets, currency valuations, commodity pricing and oil markets created a perfect storm that took hold in the latter part of the year. While on the surface Electro-Sensors would appear to be somewhat disconnected from these global gyrations, we are certainly not immune to their economic impacts. The breadth and depth of the disruptions significantly impacted our customers’ businesses, and in turn, Electro-Sensors.

In the face of these challenges, we are excited to be able to report record annual revenue of $7.6 million, or 8.5% above the prior year. Our revenue growth was primarily driven by our new HazardPROTM wireless hazard monitoring product line which began shipping in the second quarter of 2015. We believe HazardPRO is the industry’s most innovative and comprehensive wireless hazard monitoring system. During 2015 we delivered over 20 HazardPRO systems and received outstanding customer reviews on both the new technology and related customer service. Two of our customers have already ordered multiple HazardPRO systems, including an international customer that is now running three systems.

As the year progressed, the first three quarters got off to a strong start before the global impacts began to be fully felt in the fourth quarter. As the market turmoil increased, our customers tended to hold off on initiating strategic plant wide projects and instead focused on preserving capital and waiting out the storm. We believe this pattern may change once global factors find some stability and the new North American agricultural season begins.

In spite of the unexpected headwinds of late 2015 and early 2016, we remain encouraged and fully committed to being the leading machine and hazard monitoring provider for the markets we serve. We will continue to innovate our existing product families, while at the same time looking for additional ways to bring industry leading solutions to related industrial markets.

Thanks again for your continuing support of Electro-Sensors. We look forward to seeing you at our annual shareholder meeting at 2:00pm on April 20, 2016, at the Sheraton Minneapolis West Hotel in Minnetonka.

Sincerely,

David Klenk

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